Form 10-K, Exhibit 13
period 1995-06-30
ELCOR CORP
filed 1995-09-26
CIK 32017

                                  [PICTURE]

                            Inside of new asphalt
                               roofing plant in
                             Shafter, California


                                                                 ELCOR




                                                                 1995


                                                                 ________

                                                                 Annual
                                                                 Report

CORPORATE PROFILE

================================================================================

ELCOR'S MISSION IS TO ACHIEVE EXCELLENCE IN:

- - Meeting our present and evolving Quality Requirements for our Customers, our Employees, our Shareholders, our Suppliers and our Community.
- - Continually improving everything we do to assure perpetuation of success and excellence in the future.

- --------------------------------------------------------------------------------

Elcor's principal subsidiaries manufacture roofing products and industrial products. Each is a leader within its particular market niche.


ROOFING PRODUCTS                              MARKETS                                      OUTLOOK
- ------------------------------------------------------------------------------------------------------------------------------------
ELK
A low-cost manufacturer of premium            Premium laminated asphalt shingles           Continuing growth due to periodic
laminated fiberglass asphalt shingles and     account for approximately 21% of all resi-   replacement of a growing number of
a leader in quality, service, market-share,   dential sloped roofing. About 80% of         roofs and trend toward value-added pre-
pricing, product innovation, manufactur-      asphalt shingles are used in reroofing and   mium roofing products. Premium lami-
ing technology, marketing and sales.          remodeling and 20% are used in new con-      nated asphalt market niche has doubled
                                              struction. Homes are reroofed about every    about every five years.
Manufacturing plants:                         17 years, and the national housing stock
Ennis, Texas                                  grows each year as the number of newly
Shafter, California                           constructed homes exceeds the number of
Tuscaloosa, Alabama                           homes removed from the stock.
====================================================================================================================================

INDUSTRIAL PRODUCTS                           MARKETS                                      OUTLOOK
- ------------------------------------------------------------------------------------------------------------------------------------
CHROMIUM CORPORATION
A leader in plating proprietary finishes      Railroad, marine, and stationary power       Diesel engine growth opportunities
for large diesel engine cylinder liners       industries; telecommunications, medical      through broadening product lines and
and pistons, plus shielding plastic enclo-    equipment, computer peripherals,             expanding export markets. Shielding
sures from electromagnetic and radio          aerospace, and electronic equipment          market growing very rapidly.
frequency interference.                       industries.

Manufacturing plants:
Cleveland, Ohio
Lufkin, Texas
- ------------------------------------------------------------------------------------------------------------------------------------

ORTLOFF ENGINEERS
A leader in consulting engineering ser-       New and updated facilities for the natural   Market for Elcor's patented technology is
vices and licensing of certain patented       gas processing and sulfur recovery           good for new plants and growing for
technologies.                                 industries.                                  retrofitting applications in existing
                                                                                           plants.
Office:
Midland, Texas
====================================================================================================================================
ABOUT THE COVER:                              TRADEMARKS                            TABLE OF CONTENTS
Elk's new state-of-the-art asphalt            Elcor subsidiary                      Financial Highlights.....................  1
roofing products plant in Shafter,            trademarks used in                    Letter to Shareholders...................  2
California uses advanced automation           this report include:                  Investors' Questions and Answers.........  4
and process control systems to                                                      Investing for Growth.....................  6
assure production of consistently             Capstone(R)                           Roofing Products.........................  8
high quality premium laminated                COMPUSHIELD(R)                        Industrial Products...................... 12
fiberglass asphalt shingles at low            High Definition(R)                    Lines of Business........................ 13
manufacturing costs.                          Prestique(R)                          Management's Discussion and Analysis..... 14
                                              Raised Profile(TM)                    Five-Year Summary........................ 16
                                              Seal-a-Ridge(R)                       Auditor and Management Reports........... 17
                                              The Premium Choice(R)                 Financial Statements..................... 18
                                              Ultra-Mat(R)
                                              Umbrella Coverage(SM)
                                              Z(R) ridge
- ------------------------------------------------------------------------------------------------------------------------------------


FINANCIAL HIGHLIGHTS

==================================================================================================
($ in thousands, except per share data)                                     June 30,
- --------------------------------------------------------------------------------------------------
                       For the Year                               1995        1994      % Change
- --------------------------------------------------------------------------------------------------
Sales                                                           $159,061    $157,031         1%
Income From Continuing Operations                                  9,558      15,571       -39%
Net Income                                                         9,558      14,745       -35%
Income Per Common and Common Equivalent Share:
  From Continuing Operations                                        1.08        1.75       -38%
  Net                                                               1.08        1.65       -35%
Average Shares Outstanding                                         8,844       8,921        -1%
Cash Flows From Continuing Operating Activities                   20,225       6,016       236%
Capital Expenditures                                              42,388      17,181       147%
Depreciation and Amortization                                      3,603       4,212       -14%
Average Invested Capital(1)                                       94,644      77,146        23%
Return on Average Invested Capital(2)                                 10%         18%
Average Shareholders' Equity                                      89,021      77,146        15%
Return on Average Shareholders' Equity                                11%         18%
- --------------------------------------------------------------------------------------------------
AT YEAR-END
- --------------------------------------------------------------------------------------------------
Working Capital                                                 $ 32,012    $ 39,508       -19%
Current Ratio                                                   2.5 to 1    2.8 to 1
Long-Term Debt                                                    18,400         -0-
Shareholders' Equity                                              93,616      85,229        10%
Book Value Per Common Share                                        10.73        9.70        11%
Total Invested Capital(1)                                        112,016      85,229        31%
Net Property, Plant and Equipment                                 69,546      30,777       126%
Shareholders                                                       1,246       1,331        -6%
Employees                                                            704         623        13%
==================================================================================================

(1) Sum of long-term debt and shareholders' equity

(2) Income before cumulative effect of change in accounting principle, plus interest expense, net of tax, divided by average invested capital.

                                  [ELK LOGO]

STOCK PRICES
================================================================================

     New York Stock Exchange high and low stock sales prices by quarter for fiscal years ending June 30, 1995 and 1994, were:

                                                 1995             1994
- --------------------------------------------------------------------------------
                                             High     Low     High     Low
- --------------------------------------------------------------------------------
QUARTER
First                                        25 1/2   15 3/4  29 3/8   19 7/8
Second                                       17 5/8   14 1/8  25       17
Third                                        17 5/8   13      24 1/2   18 5/8
Fourth                                       22 7/8   16      25 3/4   20
================================================================================

- --------------------------------------------------------------------------------

FELLOW SHAREHOLDERS

                                   [PHOTO]

In fiscal 1995, we successfully implemented several strategic moves which have strengthened our foundation for growth in sales and earnings in the years ahead. It was an especially important year for our core Roofing Products business. Successful introduction of and strong demand for our new Enhanced High Definition Prestique I and Prestique Plus and our new Raised Profile Prestique II premium laminated fiberglass asphalt shingles were major factors in boosting fourth quarter sales by 19% over the prior year period. Our new Shafter, California plant was in start-up operations near the end of the fiscal year, and construction of our new nonwoven fiberglass mat facility at Ennis, Texas continues on schedule for start-up in the spring of 1996. Our Industrial Products Group achieved a strong turnaround in both sales and profitability, and the outlook is good for further improvement in the years ahead. The $80 million capital investment program begun in 1993 should also make major contributions to future earnings growth.

FISCAL 1995 RESULTS

While fiscal 1995 results were among our best, earnings were below the record levels of the last two fiscal years. Fiscal 1995 became a transition year for our core Roofing Products business. When several modest price increases implemented by Elk exceeded those of its competitors and supply caught up with demand, we began to lose some volume in the June and September quarters of 1994. In order to restore volume levels, we adjusted our price premiums to smaller amounts above competitors' prices for similar types of products. This action, together with the introduction of our substantially enhanced product lines, boosted sales volumes to record levels in the June 1995 quarter. However, these pricing adjustments and higher transportation costs were the principal reasons that kept fiscal 1995 sales and earnings below the record levels of the last two fiscal years. On the plus side, Elk implemented three modest price increases during the March through July 1995 period which offset the impact of increased asphalt and fiberglass raw material costs.

     Fiscal 1995 results benefitted from a turnaround executed by our Industrial Products group. Its fiscal year sales were up 16% from last year, while operating profit of $2.1 million represented a $4.9 million improvement from a $2.8 million loss last year.

     For the fourth quarter ending June 30, 1995, Elcor's sales rose 19% to $46,795,000 from $39,256,000 last year. Income from continuing operations and net income were $3,621,000, or $.41 per share, compared to $4,918,000, or $.55 per share, in the year-ago quarter.

     For the fiscal year ending June 30, 1995, sales were $159,061,000, compared to $157,031,000 in fiscal 1994. Income from continuing operations and net income were $9,558,000, or $1.08 per share, compared with income from continuing operations of $15,571,000, or $1.75 per share, and net income of $14,745,000, or $1.65 per share, in the prior fiscal year.

FINANCIAL POSITION

Elcor's financial position remains strong. During fiscal 1995, net cash flows from continuing operating activities more than tripled to $20.2 million from $6.0 million last year, primarily as a result of working capital changes. At June 30, 1995, the company had $18.4 million of long-term debt, $93.6 million of shareholders' equity, and $112 million of total capital. Long-term debt, as a percent of total capital, was a modest 16%, and shareholders' equity was more than five times greater than long-term debt. In fiscal 1995, capital expenditures were $42.4 million, compared to $17.2 million last year. The current ratio was a strong 2.5 to 1 at June 30, 1995.

- --------------------------------------------------------------------------------
2

================================================================================
NEW FACILITIES

Our new Shafter, California laminated shingle plant was in start-up operations and began shipping limited quantities of Elk Prestique II Raised Profile shingles during the fourth quarter. The new plant should boost our total production capacity by more than 65% when operating at design levels. In addition, fabrication of production equipment and construction activities are progressing well for Elk's new nonwoven fiberglass mat production facility at our Ennis, Texas plant. This additional production line will be capable of producing about 7.5 billion square feet per year (75 million squares per year) of high quality nonwoven fiberglass mats, which will more than triple our current capacity. Also, the new production facility will allow the existing facilities to be committed to higher-margin specialty nonwoven mat products and to the development of new products.

BUSINESS STRATEGIES

The strategic moves and investments we are making are consistent with our goals for growth and our business strategies which guide how we conduct our business to create greater value for our shareholders. Elcor's business strategy is to develop niche markets where we can be a leader. In each case, we will use our technical strengths to create products and services having superior features and benefits which can be sold at premium prices and to develop new production processes and systems to maintain our position as a low-cost producer. By differentiating our products and services and by using our marketing and selling strengths, we secure premium prices consistent with the superior value of our products and services. We strongly emphasize continuous improvement in all aspects of our businesses to assure continuing success in the future.

OUTLOOK

Opportunities for growth are excellent throughout the company. The $80 million investment program we began in 1993 will start to contribute to earnings in the year ahead and will be a major contributor in the future. Other growth plans are now in the early stages of development. For example, in about three or four years, we believe the growing demand for our company's premium roofing products will provide an attractive investment opportunity for building a new laminated shingle plant in the northeast quadrant of the United States. At this time, a new plant similar to our Shafter, California plant would cost about $45 million. Our strong financial position and cash flow should support our aggressive growth plans.

     The new Shafter, California plant is expected to cross the break-even point toward the end of the year ahead. Based on current market conditions, we expect improvements throughout the company should enable us to report growing sales and earnings for fiscal year 1996.

     On behalf of our Board of Directors, I wish to express our appreciation to all employees for their commitment to achieve our objectives, and to our customers, vendors and communities for their support and assistance during the year.


                                            /s/ ROY E. CAMPBELL
                                            Roy E. Campbell
                                            Chairman, President and
                                            Chief Executive Officer

                                            September 1, 1995

- --------------------------------------------------------------------------------

QUESTIONS & ANSWERS
================================================================================

IN ASSESSING ELCOR'S EXCELLENT GROWTH PROSPECTS, INVESTMENT PROFESSIONALS FREQUENTLY RAISED THE FOLLOWING QUESTIONS REGARDING THE COMPANY'S BUSINESS AND OUTLOOK. HERE'S HOW WE RESPONDED:

Q. WITH YOUR STRONG FINANCIAL POSITION, WILL YOU CONSIDER RESUMING CASH DIVIDEND PAYMENTS?

A. Elcor's regular quarterly cash dividend payments were suspended in 1991, following payment of 62 consecutive quarterly cash dividends. Since then, the Board of Directors has regularly reevaluated its dividend policy, taking into consideration the company's financial position, as well as financial resources that may be needed to pursue attractive growth opportunities and to improve shareholder values. The Board realizes that many shareholders would favor a resumption of quarterly cash dividends and is reviewing the dividend question each quarter.

Q. HOW DOES ELK MARKET ITS PRODUCTS?

A. Elk Prestique shingles are primarily sold to roofing wholesale supply houses. Most roofing contractors deal with roofing wholesale supply houses because they carry all the supplies, tools, equipment, materials and provide services that the contractors need. Elk's District Sales Managers also work closely with roofing contractors, builders and architects to create strong brand loyalty for our products. In addition, Elk conducts extensive seminars for roofing contractors and distributors to keep them up-to-date on Elk Prestique's superior features and benefits.

                                   [CHART]

***************************************************************************
*                                                                         *
*  CAPTION: About 80% of asphalt shingles are used to replace existing    *
*  roofs, and only about 20% are used in new construction. Roofs are now  *
*  being replaced about every 17 years. So, even though housing starts    *
*  were declining in the latter 1980's, asphalt shipments continued       *
*  growing.                                                               *
*                                                                         *
***************************************************************************


Q. WHAT LEVELS OF CAPITAL EXPENDITURES ARE EXPECTED FOR YOUR FISCAL YEARS 1996 AND 1997?

A. Presently, capital expenditures for these periods are expected to be about $28 million and $7 million, respectively.

Q. WHY ARE ELK PRESTIQUE SHINGLES REGARDED AS THE PREMIUM CHOICE?

A. Many customers tell us that Elk provides consistently superior quality products and services, plus Elk more frequently differentiates its products, so they always provide some of the best looking roofs in the industry. These customers say that they consider Elk Prestique products the best buy, because they provide significantly more value, even though Elk Prestique products command a higher price than competitive products.

Q. HOW WILL ELK'S RESULTS BE AFFECTED BY FORECASTS OF LOWER HOUSING STARTS FOR CALENDAR YEAR 1995?

A. Moderately lower housing starts in 1995 are not expected to affect Elk's results for two reasons: (1) We understand that the reduction in forecasted housing starts is expected in the starter home category, which normally would not use premium laminated shingles; and (2) Since the spring of 1995, the strong demand for Elk Prestique products has made it necessary to allocate supply to customers.

- --------------------------------------------------------------------------------
4

================================================================================
Q. HOW MUCH OF THE COMPANY'S PERFORMANCE IS DEPENDENT ON RESULTS OF SEVERE WEATHER ACTIVITY?

A. Severe storms with large hail can cause significant damage to roofs, as do hurricanes. The repair or replacement of roofs damaged by major storms in large populated areas often takes from 12 to 18 months to complete. In recent years, Elk has not directly benefited from the increased demand created by such storms because Elk's customers were already on allocation before the storm demand developed. However, Elk may benefit from better pricing during periods when demand is greater than the industry's ability to supply. In future years, Elk should be in a better position to take advantage of such increases in demand because our new Shafter plant will increase our production capacity by over 65%.

Q. HOW IS CHROMIUM PROGRESSING, AND WHAT IS ITS OUTLOOK?

A. Chromium executed a strong turnaround in fiscal 1995 with sales up 28% and a $5.4 million improvement in operating profits. We expect continued improvement in Chromium's results in the year ahead.

Q. WHAT IS THE STATUS OF THE PATENT LITIGATION BETWEEN ELK AND GAF?

A. Three separate actions in Federal Court involving our patent dispute with GAF are still pending. These patents are important to Elk, so it is pursuing the litigation vigorously. The litigation is not expected to be resolved for some time.

                                    [CHART]

***************************************************************************
*                                                                         *
*  CAPTION: During the last decade, industry shipments of premium         *
*  laminated shingles have grown at a compound rate of 18% per year from  *
*  5.4 million squares, or 6.8% of the total asphalt shingle market in    *
*  1984, to 28.1 million squares, or 23.4% of the total asphalt shingle   *
*  market in 1994.                                                        *
*                                                                         *
***************************************************************************


Q. HOW DOES ELK DIFFERENTIATE ITSELF FROM ITS COMPETITORS?

A. Elk focuses all its resources on the premium laminated niche in the market. This has enabled Elk to become the technological leader in the development and successful introduction of both new products and new manufacturing technologies which have made Elk one of the low-cost producers in the industry. In addition, Elk has developed advanced automation and process controls that assure the production of consistently high quality products. Superior quality and service, combined with value added marketing and sales programs, have enabled Elk to command higher prices for its Elk Prestique products than competitors receive for similar types of products.

Q. HOW MUCH OF A STAKE DO MANAGEMENT AND EMPLOYEES HAVE IN THE SUCCESS OF THE COMPANY?

A. Officers and directors own about 18% of the total outstanding stock, and our employees own about 8% of the stock through an Employee Stock Ownership Plan. Over 80% of our employees are shareholders.

Q. WHY IS DEMAND FOR LAMINATED SHINGLES GROWING SO RAPIDLY?

A. On average, homes need a new roof about every 17 years. If one homeowner in a neighborhood installs a laminated shingle roof, the neighbors generally follow suit because the laminated shingle roof looks so much nicer than the other asphalt shingle roofs. Time and again, throughout the country, we see entire neighborhoods convert to laminated shingle roofs in this fashion.

Q. WHO ARE YOUR COMPETITORS IN THE PREMIUM LAMINATED FIBERGLASS ASPHALT SHINGLE BUSINESS?

A. Significant competitors include GAF, GS Roofing, Tamko and Owens Corning Fiberglas and, to a lesser degree, Celotex, CertainTeed, Atlas and Bird.

- --------------------------------------------------------------------------------

INVESTING FOR GROWTH
================================================================================

Elcor's financial strength and resources have positioned Elk to take advantage of excellent growth opportunities in our core business, where industry shipments of premium laminated fiberglass asphalt shingles have grown at an 18% compound annual rate over the last decade. To better serve its customers, Elk is investing about $80 million in two new plants to keep up with the market growth and to further improve its competitive position. When these new facilities are operating near capacity, they should have the potential to substantially increase Elk's earnings and cash flow and further strengthen Elcor's financial position.

                                   [CHART]

PRODUCTION UNDERWAY AT NEW SHAFTER, CALIFORNIA PLANT

Elk's new Shafter, California premium laminated fiberglass asphalt shingle manufacturing plant began start-up operations with limited production of Elk's patented Raised Profile look Prestique II shingles this spring. Customer acceptance of this new product has been excellent, and the large volume of orders for these shingles has out-paced our ability to supply customers' needs during this start-up period.

     The new plant is situated on an 85-acre site with ample room to optimize material flow in the production process. The use of sophisticated automation and process control systems will assure consistent production of superior quality products at the lowest production costs. This major new plant will increase Elk's laminated shingle manufacturing capacity by more than 65%. Elk's patented Enhanced High Definition look Prestique I and Prestique Plus laminated shingles and its proprietary Z ridge hip and ridge shingles will also be produced at the Shafter plant.

     The Shafter facility will primarily service customers in California and other Western States, where premium laminated fiberglass asphalt shingles are rapidly replacing existing wood shingled roofs as well as many commodity asphalt shingled roofs. In the Western States, the laminated shingle market has grown at a compound rate of more than 20% per year during the last decade and has steadily increased the laminated share of the total asphalt shingle market. The new Shafter plant will have the capacity to satisfy continuing growth in demand in the Western States market for high quality laminated shingles. As Shafter production levels rise, Elk's Ennis, Texas plant will be able to better serve the rapidly growing demand of its customers in the Southwestern, Midwestern and Northern States.

                                   [PHOTO]

- --------------------------------------------------------------------------------
6

================================================================================
CONSTRUCTION OF ELK'S NEW NONWOVEN FIBERGLASS MAT MANUFACTURING FACILITY
UNDERWAY

Elk's new $35 million state-of-the-art nonwoven fiberglass mat manufacturing facility should be completed by the spring of 1996 at Elk's Ennis, Texas plant. The new facilities will be installed in parallel to Elk's existing nonwoven fiberglass mat manufacturing facilities.

                                     [MAP]

     This new plant will have the capacity to produce about 7.5 billion square feet per year (75 million squares per year) of high quality nonwoven fiberglass mats, having significantly improved physical properties. The new plant will more than triple Elk's nonwoven manufacturing capacity and will supply all of Elk's internal needs for nonwoven fiberglass mat roofing substrate materials. In addition, the new plant will manufacture industrial facer products for the construction industry and will supply nonwoven fiberglass mat roofing substrate materials to other manufacturers of roofing products.

     This major expansion of Elk's nonwoven fiberglass mat capacity should be especially timely, as we are entering a period when the expected demand for nonwoven fiberglass roofing mat substrates may exceed the industry's capacity. This will be the first new nonwoven fiberglass mat plant built in over a decade. During this period, total consumption of fiberglass mats for roofing shingles increased about 55%. For the last few years, quality fiberglass mats have been in short supply during the peak roofing seasons. The new Elk facility should have ample capacity to supply Elk's growing needs, as well as the growing needs of the industry. It will be capable of producing nonwoven fiberglass mats with superior physical properties at lower conversion cost. When the plant comes on line, the existing nonwoven fiberglass mat plant at Ennis will concentrate on expanding our growing specialty nonwoven materials business serving other industries and on developing new nonwoven products.

     The superior physical properties of the nonwoven fiberglass mat roofing substrates to be manufactured by the new plant will further enhance Elk's competitive position in the rapidly growing premium laminated fiberglass asphalt shingle niche. When the new nonwoven fiberglass mat plant is operating near its design capacity in the years ahead, it should be able to produce products valued at more than $80 million per year.

                                   [PHOTO]

***************************************************************************
*                                                                         *
*  CAPTION: The new Shafter, California plant (pictured below), will      *
*  increase Elk's premium laminated fiberglass asphalt shingle            *
*  manufacturing capacity by more than 65%.                               *
*                                                                         *
***************************************************************************


- --------------------------------------------------------------------------------

ROOFING PRODUCTS
================================================================================

Roofing Products shipments surged to record levels in the fourth quarter of fiscal year 1995. Strong demand for Elk Prestique premium laminated fiberglass asphalt shingles with the patented new Enhanced High Definition and Raised Profile look, combined with modest price increases in March and June, boosted sales for the quarter to record levels. However, lower volume and lower prices in the first half kept fiscal 1995 sales of $139 million slightly below the prior year sales of $139.7 million. Fiscal 1995 operating profits of $18 million were significantly lower than $31.4 million last year, primarily as a result of lower prices and higher transportation costs. The Roofing Products Group accounted for 87% of Elcor's sales and 90% of Elcor's operating profit in fiscal 1995.

FISCAL 1995 -- A TRANSITION YEAR

Following five modest price increases over the last two fiscal years, when its roofing products customers were on allocation from March 1992 to March 1994, this core business finally found the point at which price began to limit volume, and volume decreased somewhat in the June and September 1994 quarters. During the first half of fiscal 1995, Elk implemented pricing revisions which basically brought its product prices back into a range of about four to seven percent higher than competitors' prices for similar types of products.

     In addition, Elk rolled out a significant enhancement of its Prestique shingles with the patented High Definition look, and introduced a new Prestique II mid-weight laminated fiberglass asphalt shingle with the patented Raised Profile look. With Elk's pricing premium restored to normal levels, volume picked up to record levels in the fourth quarter.

     Elk's new major laminated fiberglass asphalt shingle manufacturing plant in Shafter, California is designed to have the highest capacity and one of the lowest manufacturing costs in the industry for producing premium laminated fiberglass asphalt shingles. Start-up operations at the plant began during the latter part of the March quarter, and limited quantities of Prestique II Raised Profile shingles were shipped in June 1995.

     Continuing strong demand for Elk Prestique products, combined with increasing production volumes from the new Shafter plant, should boost results in fiscal 1996 and the years ahead.

MARKET OVERVIEW

Asphalt shingles have long been the most favored roofing product in the United States and comprise about 89% of the total sloped roof shingle market. In 1994, it is estimated that about 80% of asphalt shingles were used to reroof existing homes and about 20% of asphalt shingles were used for roofing newly constructed homes. In recent years, roofs have been replaced about every 16 to 17 years on average, and most wood shingled roofs are replaced about every 10 to 14 years.

     Laminated fiberglass asphalt shingles have become a popular choice for reroofing wood shingled homes because they provide a similar look and are much safer than most wood shingles due to their superior fire resistance qualities. In fact, laminated fiberglass asphalt shingles carry the highest rating given by Underwriters Laboratory for resisting flame spread. Much of the upscale housing stock in the Western and Southwestern States from Texas to the West Coast have wood shingled roofs, creating a large existing housing base with wood shingled roofs that will likely use the safer premium laminated fiberglass asphalt shingles as they are reroofed over a period of years. In addition, fiberglass laminated asphalt shingles offer a much better value than wood shingles and are also replacing commodity single-ply asphalt shingles in many areas. Laminated fiberglass asphalt shingles are one of the fastest growing segments of the asphalt shingle market, having grown at a compound annual growth rate of 18.0% over the last decade and accounting for 23.4% of the total asphalt shingles shipped in 1994.

                                    [PHOTO]

***************************************************************************
*                                                                         *
*  CAPTION: A successful new addition to Elk's Prestique Plus line of     *
*  premium laminated asphalt shingles was its new "select color" Forest   *
*  Green. This new color was created to take advantage of the growing     *
*  popularity of green as an exterior color. Forest Green Prestique Plus  *
*  Enhanced High Definition, shown here with Elk's Seal-a-Ridge hip and   *
*  ridge, is available throughout the North, Midwest and Southeast.       *
*                                                                         *
***************************************************************************


- --------------------------------------------------------------------------------
8

                                    [PHOTO]

***************************************************************************
*                                                                         *
*  CAPTION: Today's steeper roof lines have made builders and homeowners  *
*  aware of the importance of choosing a shingle that adds texture and    *
*  visual appeal. Applying Prestique Plus premium laminated fiberglass    *
*  asphalt shingles and Z-ridge hip and ridge, as shown here in The new   *
*  Enhanced High Definition Shakewood, is one of the best ways to         *
*  improve any roof's visual appeal.                                      *
*                                                                         *
***************************************************************************

                                   [PHOTO]

***************************************************************************
*                                                                         *
*  CAPTION: Prestique 1, pictured here in Antique Slate, with its new     *
*  Enhanced High Definition look has more impressive definition and       *
*  texture than ever, for even more dramatic visual impact.               *
*                                                                         *
***************************************************************************

================================================================================
NEW PRODUCTS

For over 15 years, Elk has been a leader in successfully developing and introducing new and enhanced laminated fiberglass asphalt shingle products. Elk is the only company in the industry that focuses all its resources on the premium laminated shingle niche. Elk's strategy is to frequently differentiate its products as a part of providing added value to its customers. In recent years, demand for many of its new products has been so strong that Elk has had difficulty supplying all of its customers' needs. In fact, it has been necessary for Elk to allocate available supplies of its Prestique products to customers in three of the last four years. Strong demand for Elk's Prestique laminated shingles, combined with overall strong demand and growth in the laminated shingle segment of the market will provide an opportunity for Elk to boost its overall manufacturing capacity for laminated shingles by 65% with the new Shafter, California plant.

  New Elk Prestique products successfully introduced to the market during fiscal 1995 include:

     PRESTIQUE PLUS ENHANCED HIGH DEFINITION -- Elk's new super heavyweight premium laminated fiberglass asphalt shingle is designed for customers who demand the very best. The patented new Enhanced High Definition look offers the most impressive dimensionality in the industry. Prestique Plus provides the thickness and visual feel of wood, with the safety and durability of fiberglass, and is covered by Elk's 40-year limited warranty.

     PRESTIQUE I ENHANCED HIGH DEFINITION -- This heavyweight premium laminated fiberglass asphalt shingle features Elk's new patented Enhanced High Definition look, for natural visual depth and shadows much like wood shingles. Prestique I is the premium roofing product that offers affordability, and it is backed by Elk's 30-year limited warranty.

     PRESTIQUE II RAISED PROFILE -- Elk's laminated fiberglass asphalt mid-weight shingle is the ideal way to upgrade for a modest price. The new patented Raised Profile look creates a richer dimensional appearance, providing an expensive look for little more than the cost of regular commodity single-ply three tab asphalt shingles. Prestique II is covered by Elk's 25-year limited warranty.

  Other new products successfully introduced by Elk over the last two fiscal years include:

     CAPSTONE SHINGLES -- Capstone is one of the newest premium roofing products from Elk, designed for homes with more prominent steep roofs. Offered in two unique color blends, Capstone creates an indelible impression of deep shadows. Elk backs Capstone with its Umbrella Coverage, a 30-year limited warranty with transfer option. Capstone has its own ridge product as well, to make a roof look even more distinctive.

     PRESTIQUE HIGH DEFINITION ROOF ACCESSORY PAINT -- Prestique High Definition roof accessory paint is designed to help vents, and other accessories blend in with the roof. Sold in easy-to-use spray paint cans, it is formulated in six colors, which complement the subtle hues of Prestique shingles.

  For the finishing touches on a beautiful new Prestique roof, two other Elk products are very popular:

     Z RIDGE -- Z ridge premium hip and ridge shingles put an end to boring roof lines. Elk's unique multi layer design adds a distinctive finishing touch to a roof with an Ultra-Mat reinforced fiberglass base that resists rotting, warping and curling, and Z ridge keeps hips and ridges snug and attractive.

     SEAL-A-RIDGE PLUS -- Seal-a-Ridge Plus hip and ridge shingles provide extra protection against leaks and wind blow-offs. They are 12" x 12", the perfect size for standard ridges and to cover ridge vents. With an Ultra-Mat reinforced fiberglass base to resist rotting, warping and curling, Seal-a-Ridge Plus forms a wind and rain resistant cover.

                                   [PHOTO]

***************************************************************************
*                                                                         *
*  CAPTION: In 1994, Elk successfully introduced its Enhanced High        *
*  Definition Prestique I and Prestique Plus shingles. The new Enhanced   *
*  High Definition gave Prestique an even more natural textured wood      *
*  look. The Weatheredwood Prestique Plus shown here includes Elk's       *
*  high profile Z ridge on the hips and ridges to add a finishing touch.  *
*                                                                         *
***************************************************************************


- --------------------------------------------------------------------------------

INDUSTRIAL PRODUCTS
================================================================================

The Industrial Products Group achieved a strong turnaround in fiscal 1995. Sales rose 16% to $20 million from $17.2 million in the prior year. In fiscal 1995, operating income improved $4.9 million to $2.1 million, compared with a $2.8 million loss in the year-ago period. The Industrial Products group accounted for 13% of Elcor's sales and 10% of Elcor's operating profit in fiscal 1995.

                                   [PHOTO]

***************************************************************************
*                                                                         *
*  CAPTION: Chromium Corporation's Conductive Coatings Division is a      *
*  leader in shielding plastic electronic enclosures from                 *
*  electromagnetic and radio frequency interference generated by          *
*  microchips and other electronic components. Shown here are some        *
*  typical applications for the telecommunications, medical and           *
*  aerospace industries.                                                  *
*                                                                         *
***************************************************************************


CHROMIUM CORPORATION

Chromium Corporation is a technological and quality leader in plating certain proprietary finishes for large diesel engine components and plastic enclosures for telecommunications and other electronic equipment.

     Chromium is the sole supplier of original equipment hard chrome plated diesel engine cylinder liners and is the major supplier of tin-plated pistons to the domestic locomotive manufacturers. Chromium also has a dominant position in remanufacturing these diesel engine components for the railroad, marine and stationary power industries. The strengthened economy in fiscal 1995 boosted railroad demand for both remanufactured diesel engine cylinder liners and pistons, as well as very large cylinder liners for the stationary power industry. In addition, Chromium experienced strong growth in demand for its remanufactured electron beam welded liners in domestic and international markets.

     During fiscal 1995, Chromium completed the consolidation of its diesel engine cylinder liner business at its Lufkin, Texas plant, while the Cleveland, Ohio plant focused its resources on remanufacturing large diesel engine pistons and water jackets.

     Strong demand for its high quality large diesel engine components, combined with productivity improvements and better pricing, enabled Chromium to achieve a strong turnaround in this portion of its business.

     Chromium's Conductive Coatings Division also saw strong growth in demand for its COMPUSHIELD process. COMPUSHIELD is a chemical coating for plastic electronic enclosures which can substantially reduce the emission of electromagnetic and radio frequency interference given off by microchips and components. COMPUSHIELD is now being used in a wide variety of consumer, retail and industrial applications, such as telecommunications, computer peripherals, medical electronics, aerospace and other electronic equipment. A substantial increase in the number of customers and applications, plus higher volume and productivity, contributed to a strong turnaround in this area of Chromium's business as well.

ORTLOFF ENGINEERS

Ortloff Engineers continues as a leader in the development and licensing of state-of-the-art patented technology for the cryogenic processing of refinery and natural gas streams and sulfur recovery processes; and in performing conceptual plant design consulting engineering services for the petroleum industry. Ortloff Engineers licenses Elcor's ten leading edge patents pertaining to the recovery of higher value components, such as ethane and propane, from natural gas and refinery gas streams, primarily for use as petrochemical feedstocks. During fiscal 1995, strong emphasis was placed on developing new cryogenic processing technology to assure that Ortloff Engineers maintains and extends its leadership position in these markets. Three new patent applications were filed in fiscal 1995, and work is continuing on additional applications to be filed in fiscal 1996. These patented processes can provide superior returns on investment compared to alternative processes. During the last two and one-half years, more than 80% of the turbo-expander plant projects contracted in North America that we have identified have used Elcor's patented technology. At the present time, the outlook continues to be good in both domestic and foreign markets for licensing Elcor's technology in new gas processing facilities, as well as updating existing cryogenic facilities to increase efficiency and effectiveness in the recovery of natural gas liquids.


- --------------------------------------------------------------------------------
12

                               ELCOR CORPORATION

                         LINES OF BUSINESS INFORMATION

- ---------------------------------------------------------------------------------------------------------------------------
($ In thousands)                                                             Year Ended June 30,
- ---------------------------------------------------------------------------------------------------------------------------
                                                       1995           1994           1993           1992           1991
- ---------------------------------------------------------------------------------------------------------------------------
ANALYSIS OF SALES
  Roofing Products                                   $138,991       $139,735       $137,611       $116,214       $ 97,396
    % of Total                                             87%            89%            85%            84%            84%
  Industrial Products                                $ 19,960       $ 17,198       $ 24,152       $ 22,262       $ 18,733
    % of Total                                             13%            11%            15%            16%            16%
  Other Lines and Eliminations                       $    110       $     98       $   (332)      $   (167)      $   (227)
    % of Total                                             --             --             --             --             --
  Total                                              $159,061       $157,031       $161,431       $138,309       $115,902
                                                          100%           100%           100%           100%           100%
- ---------------------------------------------------------------------------------------------------------------------------
                                                       1995           1994           1993           1992           1991
- ---------------------------------------------------------------------------------------------------------------------------
ANALYSIS OF OPERATING PROFIT (LOSS)(1)
  Roofing Products(2)                                $ 18,015       $ 31,415       $ 29,335       $ 16,198       $  5,978
    % of Total                                             90%           110%           101%           110%           237%
  Industrial Products(3)                             $  2,099       $ (2,804)      $   (307)      $ (1,514)      $ (3,457)
    % of Total                                             10%           (10)%           (1)%          (10)%         (137)%
Total                                                $ 20,114       $ 28,611       $ 29,028       $ 14,684       $  2,521
                                                          100%           100%           100%           100%           100%
===========================================================================================================================

- ---------------

(1) Operating profit (loss) is before general corporate expenses, interest, federal and state income taxes and extraordinary items.

(2) 1991 results include a $3,200 charge for an increase in product warranty reserves relating to products manufactured from 1982 to 1985 at a commodity asphalt shingle plant that was closed effective June 30, 1985.

                        QUARTERLY SUMMARY OF OPERATIONS

- ---------------------------------------------------------------------------------------------------------------------------------
(Unaudited, $ in thousands, except per share data)
- ---------------------------------------------------------------------------------------------------------------------------------
                                               First Quarter       Second Quarter        Third Quarter       Fourth Quarter
- ---------------------------------------------------------------------------------------------------------------------------------
                                              1995      1994       1995      1994       1995      1994       1995      1994
- ---------------------------------------------------------------------------------------------------------------------------------
SALES                                        $38,477   $42,846    $35,973   $36,968    $37,816   $37,961    $46,795   $39,256
GROSS PROFIT                                  10,908    12,621      9,013    10,919     10,080    11,304     12,261    14,628
INCOME (LOSS):
  From continuing operations                   3,156     4,366      1,167     2,833      1,614     3,454      3,621     4,918
  From discontinued operations                    --      (294)        --      (495)        --      (705)        --        --
  Cumulative effect of accounting change          --       668         --        --         --        --         --        --
NET INCOME                                     3,156     4,740      1,167     2,338      1,614     2,749      3,621     4,918
INCOME (LOSS) PER SHARE:
  From continuing operations                     .35       .49        .13       .32        .18       .39        .41       .55
  From discontinued operations                    --      (.03)        --      (.06)        --      (.08)        --        --
  Cumulative effect of accounting change          --       .07         --        --         --        --         --        --
NET INCOME PER SHARE                             .35       .53        .13       .26        .18       .31        .41       .55
=================================================================================================================================

- --------------------------------------------------------------------------------

                               ELCOR CORPORATION

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF
                      OPERATIONS AND FINANCIAL CONDITION
- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS

FISCAL 1995 COMPARED TO FISCAL 1994

During the fiscal year ended June 30, 1995, income from continuing operations decreased to $9,558,000 from the $15,571,000 achieved in the prior fiscal year despite a 1% increase in sales in fiscal 1995. Increased sales and a significant turnaround in operating results in the Industrial Products Group were offset by slightly lower sales and lower operating profit for the Roofing Products Group. Fiscal year 1994 included a $1,494,000 loss relating to its discontinued solid waste baler manufacturing subsidiary and a $668,000 gain from adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

    Sales for the Roofing Products Group were slightly lower in fiscal 1995 than for fiscal 1994 despite a 6% increase in shipments of premium laminated fiberglass asphalt shingles in fiscal 1995. Average selling prices were 5% lower in the current fiscal year. Operating profit in fiscal 1995 was $18,015,000 compared to $31,415,000 in the prior year. Late in the first quarter of fiscal 1995, the Company introduced Elk Prestique premium laminated fiberglass asphalt shingle product lines with the patented new Enhanced High Definition and Raised Profile look. The higher cost of introducing these new products, together with pricing adjustments, higher transportation costs and lower production to reduce inventory levels during the seasonally slower winter months significantly reduced operating results during fiscal 1995 as compared to the prior year.

    Revenues for the Industrial Products Group increased 16% in fiscal year 1995 to $19,960,000 from $17, 198,000 in the prior fiscal year. Increased sales volume was achieved for many of Chromium Corporation's product lines, including hard chrome plated diesel engine cylinder liners and remanufactured pistons for the railroad, marine and stationary power industries and conductive coatings of plastic enclosures for electronic equipment. An operating profit of $2,099,000 was achieved by the Industrial Products Group in fiscal 1995 compared to a $2,804,000 operating loss in the prior year as a result of higher sales volumes and reduced operating costs at Chromium. Costs of $1,706,000 incurred in connection with a closed Chromium plant were included in the prior year operating loss for the Industrial Products Group. Operating income from consulting and licensing of patents in the cryogenic processing of natural gas and refinery gas streams by Ortloff Engineers was lower in fiscal 1995 than in the prior year.

    Selling, general and administrative expenses (SG&A) increased 9% during fiscal 1995 as compared to the prior year, primarily as a result of increased selling and marketing expenses in the Roofing Products Group due to increased promotional activities and establishing a larger sales organization to better serve growing markets. As a percentage of sales, SG&A costs were 17% in fiscal 1995 compared to 16% in fiscal 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

    During the fiscal year ended June 30, 1994, income from continuing operations of $15,571,000 exceeded by 1% the $15,366,000 amount achieved in the prior fiscal year. Sales decreased by 3% in fiscal 1994 compared to the prior year. Increased sales and higher operating margins for the core Roofing Products Group were offset by significantly reduced demand and lower operating results for the Industrial Products Group.

    On March 31, 1994, the Company completed the sale of substantially all operating assets of its solid waste baler manufacturing subsidiary. This discontinued business was disposed of at a $82,000 net loss after reporting $1,412,000 in operating losses for the year, compared to a $606,000 net operating loss in the prior fiscal year. Fiscal year 1994 included a $668,000 gain from adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Net income for fiscal year 1993 included $3,017,000 of extraordinary income related to tax loss carryforwards, which were fully utilized in that fiscal year.

    Sales for the Roofing Products Group increased 2% in fiscal 1994 compared to the prior year primarily as a result of increased prices. Product demand was very strong during the summer and fall months of the current fiscal year before returning to a historically normal seasonal slowdown in demand for roofing products in certain markets during the winter months. Although industry shipments in the quarter ended June 30, 1994 were up 18% from the same quarter in fiscal 1993, shipments of the Company's premium laminated fiberglass shingles were lower. During fiscal years 1994 and 1993 the Company implemented five general price increases, which were only partially followed by competitors. Some of the fiscal 1994 increases began to limit volume. Operating profit for fiscal 1994 improved to $31,415,000 compared to $29,335,000 in fiscal 1993. Improved margins throughout the year were primarily the result of higher prices, together with increased manufacturing effectiveness and plant utilization.

    Revenue for the Industrial Products Group declined 29% in fiscal 1994 to $17,198,000 from $24,152,000 in the prior fiscal year. Sales at Chromium Corporation were adversely affected by reduced demand for its electron beam-welded cylinder liners and changing requirements of some Conductive Coatings Division customers. The $2,804,000 operating loss was significantly higher than the prior year loss of $307,000 as a result of reduced sales, together with $1,706,000 in charges incurred in connection with the closed Chicago plant. Operating income from consulting and licensing of patents in the cryogenic processing of natural gas and refinery gas streams by Ortloff Engineers was slightly lower than the prior year level.

- --------------------------------------------------------------------------------
14

- --------------------------------------------------------------------------------

    Selling, general and administrative expenses (SG&A) increased 9% during fiscal 1994 as compared to fiscal 1993, primarily as a result of increased sales and marketing promotional activities in the Roofing Products Group. As a percentage of sales, SG&A costs were 16% in fiscal 1994 compared to 14% in fiscal 1993.

    The Company had no debt during fiscal 1994. Interest income was generated by investing the Company's available cash resources. Interest expense in fiscal 1994 represents commitment fees paid on the Company's revolving line of credit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position at June 30, 1995 remains very strong. Total invested capital of the Company (long-term debt plus shareholders' equity) was $112,016,000 at June 30, 1995. Long-term debt represented only 16% of total capitalization. In October 1994, the Company increased its unsecured revolving line of credit from $30 million to $50 million and extended the term to October 31, 1997. As of June 30, 1995, $29,318,000 was available under this facility.

    On September 27, 1994, the Company's Board of Directors authorized the purchase of up to $10 million of the Company's common shares from time to time on the open market to be used for general corporate purposes, including employee stock compensation and benefit plans. As of June 30, 1995, 91,300 shares with cumulative cost of $1,360,000 had been repurchased under this program.

    Cash generated by continuing operating activities was $20,225,000, despite a $6,013,000 reduction in income, primarily as a result of deferred taxes and a $5,308,000 reduction in working capital (excluding cash and cash equivalents). Lower inventory levels accounted for $5,192,000 of the reduction. Finished goods inventories decreased from the unusually high levels at the prior year end that occurred from lower than anticipated demand during the fourth quarter of fiscal 1994. However, raw materials inventory increased as a result of purchase requirements for the new Shafter, California roofing plant. Despite a 19% increase in fourth quarter net sales, receivables decreased $627,000 due to lower deferred payment term receivables. At June 30, 1995, deferred payment term receivables from promotional programs to certain customers were $884,000 compared to $7,157,000 in receivables from these programs at June 30, 1994.

    The Company used $40,326,000 for investing activities in fiscal 1995. Capital expenditures during fiscal 1995 were $42,388,000 and related deferred preoperating expenses were $3,864,000. The majority of these expenditures relate to the construction of a roofing plant in Shafter, California to manufacture premium laminated fiberglass asphalt shingles, which is currently in startup, together with beginning construction of a new plant at the Company's Ennis, Texas facility to manufacture nonwoven fiberglass substrate materials and industrial facer products for the construction industry. This new plant is scheduled to start-up during the spring of 1996. Total capital expenditures for the two new plants when completed are estimated to be about $80 million of which about $45 million relates to the Shafter plant and $35 million relates to the Ennis, Texas facility. Total cumulative capital expenditures have been approximately $54 million on the two new plants to date. The new plants should provide the potential to significantly increase the Company's sales, earnings and cash flow when completed and operating at near capacity in the years ahead. On April 24, 1995, the Company received $5,378,000 from the sale of its investment in convertible preferred stock of Amdura Corporation.

    Cash flows provided by financing activities were $17,229,000 as a result of $18,400,000 in long-term borrowings under the $50 million unsecured line of credit, offset primarily by funds used to acquire the Company's common stock under the authorized repurchase program.

    Historically, working capital and debt requirements fluctuate during the year because of seasonality in some market areas. Generally, working capital requirements and borrowings are higher in the spring and summer months, and lower in the fall and winter months.

    The Company's operations are subject to extensive federal, state and local laws and regulations relating to environmental matters. Although the Company is not aware of any requirements to expend amounts which will have a material adverse affect on the Company's consolidated financial position or results of operations by reason of environmental laws and regulations, such laws and regulations are frequently changed and could result in significantly increased cost of compliance. Further, certain of the Company's industrial products operations utilize hazardous materials in their production processes. As a result, the Company incurs costs for remediation activities at its facilities from time to time. The Company established and maintains reserves for such remediation activities when appropriate, in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." Current reserves established for known or probable remediation activities are not material to the Company's financial position or results of operation.

    Management believes that current cash and cash equivalents, cash flows from operations and borrowings under its $50 million revolving credit facility should be sufficient during fiscal 1996 and beyond to support its capital investment plan, working capital needs, stock repurchases and other cash requirements.

- --------------------------------------------------------------------------------

                               ELCOR CORPORATION

                  FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

- ----------------------------------------------------------------------------------------------------
($ In thousands, except per share data)                   Year Ended June 30,
- ----------------------------------------------------------------------------------------------------
                                        1995       1994(1)      1993(1)      1992(1)      1991(1)
- ----------------------------------------------------------------------------------------------------
SALES                                 $159,061     $157,031     $161,431     $138,309     $115,902
                                      ========     ========     ========     ========     ========
INCOME (LOSS):
  From continuing operations          $  9,558     $ 15,571     $ 15,366     $  6,057     $ (5,576)
  From discontinued operations              --       (1,494)        (606)      (1,713)      (9,875)
                                      --------     --------     --------     --------     --------
  Before extraordinary items and
     cumulative effect of accounting
     change                              9,558       14,077       14,760        4,344      (15,451)
EXTRAORDINARY ITEMS AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE               --          668        3,017        3,974           --
                                      --------     --------     --------     --------     --------
NET INCOME (LOSS)                     $  9,558     $ 14,745     $ 17,777     $  8,318     $(15,451)
                                      ========     ========     ========     ========     ========
INCOME (LOSS) PER SHARE:
  From continuing operations          $   1.08     $   1.75     $   2.00     $    .83     $   (.77)
  From discontinued operations              --         (.17)        (.08)        (.24)       (1.37)
                                      --------     --------     --------     --------     --------
  Before extraordinary items and
     cumulative effect of accounting
     change                               1.08         1.58         1.92          .59        (2.14)
  Extraordinary items and cumulative
     effect of accounting change            --          .07          .39          .54           --
                                      --------     --------     --------     --------     --------
NET INCOME (LOSS)                     $   1.08     $   1.65     $   2.31     $   1.13     $  (2.14)
                                      ========     ========     ========     ========     ========
TOTAL ASSETS                          $137,133     $108,233     $ 89,737     $ 69,554     $ 74,573
                                      ========     ========     ========     ========     ========
LONG-TERM DEBT                        $ 18,400     $     --     $     --     $ 23,257     $ 40,800
                                      ========     ========     ========     ========     ========
SHAREHOLDERS' EQUITY                  $ 93,616     $ 85,229     $ 69,747     $ 20,586     $ 11,802
                                      ========     ========     ========     ========     ========
CASH DIVIDENDS PER SHARE              $     --     $     --     $     --     $     --     $   .165
                                      ========     ========     ========     ========     ========
====================================================================================================

- ---------------

(1) 1991 results include $3,200 in charges for an increase in product warranty reserves relating to products manufactured from 1982 to 1985 at a commodity asphalt shingle plant that was closed effective June 30, 1985. 1994, 1993, 1992 and 1991 results also include $1,706, $238, $1,472 and $1,300 in charges, respectively, incurred in connection with the closed Chromium Chicago plant. 1994 and 1991 results include $82 and $3,429 in losses, net of tax, respectively, on disposals of discontinued operations.


- --------------------------------------------------------------------------------
16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------

To the Shareholders and Board of Directors,
Elcor Corporation

We have audited the accompanying consolidated balance sheets of Elcor Corporation (a Delaware corporation) and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Elcor Corporation and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

    As discussed in the Notes to the Consolidated Financial
Statements -- "Income Taxes," as required by generally accepted accounting principles, effective July 1, 1993, the Company changed its method of accounting for income taxes.

                                            /s/  ARTHUR ANDERSEN LLP
                                            ARTHUR ANDERSEN LLP

Dallas, Texas
August 14, 1995
- --------------------------------------------------------------------------------

                              REPORT OF MANAGEMENT
- --------------------------------------------------------------------------------

Management is responsible for the preparation, presentation, and reliability of the financial information and representations contained in this annual report. Management has prepared these financial statements in conformity with generally accepted accounting principles. In preparing the statements and notes, estimates must necessarily be made based upon currently available information and judgments of current conditions and circumstances.

    To provide reasonable assurance of the reliability of the statements, the Company depends upon its system of internal accounting controls and upon the examination of the Company's financial statements by its independent public accountants. The internal accounting controls are intended to assure that transactions are executed in accordance with management authorization and properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. Management recognizes that errors or irregularities may occur under any control system, but it also believes that material errors or irregularities in its financial information and representations would be prevented or detected on a timely basis.

    The Board of Directors pursues its responsibilities for the accompanying financial statements through its Audit Committee, composed of Directors who are not officers or employees of the Company. The Committee meets periodically with both management and the independent auditors to assure that each is carrying out its responsibilities. The independent auditors have full and free access to the Audit Committee and regularly meet with it to discuss auditing and financial reporting matters.

                                        /s/  ROY E. CAMPBELL
                                        Roy E. Campbell
                                        Chairman, President and
                                        Chief Executive Officer

                                        /s/  RICHARD J. ROSEBERY
                                        Richard J. Rosebery
                                        Executive Vice President, Treasurer and
                                        Chief Administrative and Financial
                                        Officer

                                        /s/  LEONARD R. HARRAL
                                        Leonard R. Harral
                                        Vice President and
                                        Chief Accounting Officer

                                        August 14, 1995

- --------------------------------------------------------------------------------

                               ELCOR CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

- -------------------------------------------------------------------------------------------------
($ In thousands, except per share data)                             Year Ended June 30,
- -------------------------------------------------------------------------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
SALES                                                        $159,061     $157,031     $161,431
                                                             --------     --------     --------
COSTS AND EXPENSES
  Cost of goods sold                                          116,799      107,559      112,339
  Selling, general and administrative                          27,103       24,936       22,902
                                                             --------     --------     --------
INCOME FROM OPERATIONS                                         15,159       24,536       26,190
                                                             --------     --------     --------
OTHER INCOME (EXPENSE)
  Interest expense                                               (153)        (186)      (1,384)
  Interest and dividend income                                    275          590           32
                                                             --------     --------     --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES          15,281       24,940       24,838
  Provision for income taxes                                    5,723        9,369        9,472
                                                             --------     --------     --------
INCOME FROM CONTINUING OPERATIONS                               9,558       15,571       15,366
DISCONTINUED OPERATIONS
  Operating loss, net of applicable tax benefits of $760 in
     1994 and $311 in 1993                                         --       (1,412)        (606)
  Loss on disposal, net of applicable tax benefit of $44 in
     1994                                                          --          (82)          --
                                                             --------     --------     --------
LOSS FROM DISCONTINUED OPERATIONS                                  --       (1,494)        (606)
                                                             --------     --------     --------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                9,558       14,077       14,760
  Cumulative effect of change in accounting principle              --          668           --
  Tax benefit from utilization of net operating losses             --           --        3,017
                                                             --------     --------     --------
NET INCOME                                                   $  9,558     $ 14,745     $ 17,777
                                                             ========     ========     ========
INCOME PER COMMON AND COMMON EQUIVALENT SHARE
  Income from continuing operations                          $   1.08     $   1.75     $   2.00
  Loss from discontinued operations                                --         (.17)        (.08)
                                                             --------     --------     --------
  Income before extraordinary item and cumulative effect of
     change in accounting principle                              1.08         1.58         1.92
  Extraordinary item                                               --           --          .39
  Cumulative effect of change in accounting principle              --          .07           --
                                                             --------     --------     --------
NET INCOME                                                   $   1.08     $   1.65     $   2.31
                                                             ========     ========     ========
AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING         8,844        8,921        7,682
                                                             ========     ========     ========
=================================================================================================

The Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of this statement.


- --------------------------------------------------------------------------------
18

                              ELCOR CORPORATION

                          CONSOLIDATED BALANCE SHEET


- ----------------------------------------------------------------------------------------------------------------
($ In thousands)                                                                                June 30,
- ----------------------------------------------------------------------------------------------------------------
ASSETS                                                                                     1995          1994
- ----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                                              $  3,731      $  5,919
  Trade receivables, less allowance of $306 and $610                                       32,910        33,537
  Inventories                                                                              11,701        16,893
  Prepaid expenses and other                                                                2,931         1,603
  Deferred income taxes                                                                     2,136         2,596
  Net assets of discontinued operations - current                                               -           629
                                                                                         --------      --------
  Total current assets                                                                     53,409        61,177
                                                                                         --------      --------
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land                                                                                      2,155         2,155
  Buildings                                                                                 9,385         8,792
  Machinery and equipment                                                                  58,236        57,013
  Construction in progress                                                                 53,693        13,367
                                                                                         --------      --------
                                                                                          123,469        81,327
  Less - Accumulated depreciation                                                         (53,923)      (50,550)
                                                                                         --------      --------
  Property, plant and equipment, net                                                       69,546        30,777
                                                                                         --------      --------
INVESTMENTS                                                                                     -         5,378
                                                                                         --------      --------
NET ASSETS OF DISCONTINUED OPERATIONS - NONCURRENT                                          7,175         7,230
                                                                                         --------      --------
OTHER ASSETS                                                                                7,003         3,671
                                                                                         --------      --------
                                                                                         $137,133      $108,233
                                                                                         ========      ========

- ----------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Accounts payable                                                                       $ 10,849      $  9,291
  Accrued liabilities                                                                      10,548        12,378
                                                                                         --------      --------
  Total current liabilities                                                                21,397        21,669
                                                                                         --------      --------
LONG-TERM DEBT                                                                             18,400             -
                                                                                         --------      --------
DEFERRED INCOME TAXES                                                                       3,720         1,335
                                                                                         --------      --------
COMMITMENTS AND CONTINGENCIES (See Note)

SHAREHOLDERS' EQUITY
  Common stock ($1 par, 8,802,066 shares issued at June 30, 1995; 8,785,711 shares
    issed at June 30, 1994)                                                                 8,802         8,786
  Paid-in capital                                                                          71,680        71,685
  Retained earnings                                                                        14,316         4,758
                                                                                         --------      --------
                                                                                           94,798        85,229
  Less - Treasury stock (79,063 shares at June 30, 1995; at cost)                          (1,182)            -
                                                                                         --------      --------
  Total shareholders' equity                                                               93,616        85,229
                                                                                         --------      --------
                                                                                         $137,133      $108,233
                                                                                         ========      ========
================================================================================================================


The Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of this statement.

- --------------------------------------------------------------------------------

                               ELCOR CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

- ------------------------------------------------------------------------------------------------
($ In thousands)                                                    Year Ended June 30,
- ------------------------------------------------------------------------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations                            $  9,558     $ 15,571     $ 15,366
Adjustments to reconcile income from continuing operations
  to net cash from operating activities:
  Depreciation and amortization                                 3,603        4,212        4,217
  Write-off of assets                                              --          478           --
  Deferred income taxes                                         2,845          547       (1,140)
  Changes in assets and liabilities:
     Trade receivables                                            627       (7,519)      (1,260)
     Inventories                                                5,192       (8,568)      (1,003)
     Prepaid expenses and other                                (1,328)        (384)         496
     Accounts payable                                           1,558        1,969          154
     Accrued liabilities                                       (1,830)        (290)       1,325
                                                             --------     --------     --------
  Net cash provided by continuing operating activities         20,225        6,016       18,155
                                                             --------     --------     --------
Cash provided by (used for) discontinued operations               684         (728)      (2,148)
                                                             --------     --------     --------
Cash provided by extraordinary item                                --           --        3,017
                                                             --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                    (42,388)     (17,181)      (3,234)
Deferred preoperating costs                                    (3,864)      (1,639)          --
Proceeds from sale of investments                               5,378           --           --
Change in assets held for future sale, net                        569          420         (473)
Other, net                                                        (21)        (222)        (433)
                                                             --------     --------     --------
  Net cash used for investing activities                      (40,326)     (18,622)      (4,140)
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt borrowings (reductions)                         18,400           --      (30,457)
Proceeds from public offering of common stock, net                 --           --       30,350
Treasury stock transactions and exercises of stock options,
  net                                                          (1,171)         737        1,034
                                                             --------     --------     --------
  Net cash provided by financing activities                    17,229          737          927
                                                             --------     --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (2,188)     (12,597)      15,811
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  5,919       18,516        2,705
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                     $  3,731     $  5,919     $ 18,516
                                                             ========     ========     ========
================================================================================================

The Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of this statement.


- --------------------------------------------------------------------------------
20

                               ELCOR CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

- --------------------------------------------------------------------------------------------------------------------------
($ In thousands)
- --------------------------------------------------------------------------------------------------------------------------
                                                                                 Retained                      Total
                                                          Common     Paid-In     Earnings     Treasury     Shareholders'
                                                          Stock      Capital     (Deficit)     Stock          Equity
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1992                                   $7,560     $42,112     $(27,764)     $(1,322)        $20,586
Net income                                                   --          --       17,777           --          17,777
Public offering of common stock                           1,150      29,200           --           --          30,350
Treasury stock transactions and exercises of stock
  options, net                                               --         174           --          860           1,034
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1993                                   $8,710     $71,486      $(9,987)     $  (462)        $69,747
Net income                                                   --          --       14,745           --          14,745
Treasury stock transactions and exercises of stock
  options, net                                               76         199           --          462             737
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1994                                   $8,786     $71,685      $ 4,758      $    --         $85,229
Net income                                                   --          --        9,558           --           9,558
Treasury stock transactions and exercises of stock
  options, net                                               16          (5)          --       (1,182)         (1,171)
- --------------------------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1995                                   $8,802     $71,680      $14,316      $(1,182)        $93,616
                                                         =======    =======      =======      =======         =======
==========================================================================================================================

The Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of this statement.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elcor Corporation (the Company) and all subsidiaries after elimination of significant intercompany balances and transactions. Service revenues and related expenses are not disaggregated in the Consolidated Statement of Operations due to immateriality. Certain prior year financial information has been reclassified for consistency of presentation.

REVENUE RECOGNITION

Revenue is recognized at the time products are shipped to the customer or at the time services are rendered.

CONCENTRATION OF CREDIT RISK

The majority of the Company's sales are in the roofing products segment, whose primary customers are distributors. During fiscal 1995, one customer accounted for 11% of consolidated sales. No customer accounted for greater than 10% of consolidated sales in 1994 or 1993. The Company performs ongoing credit evaluations and maintains reserves for potential credit losses.

INVENTORIES

Inventories are stated at the lower of cost (including direct materials, labor, and applicable overhead) or market, using the last-in, first-out (LIFO) method. Inventories were comprised of:

                                                                 (In thousands)
                                                                    June 30,
                                                                1995        1994
                                                               -------     -------
        Raw Materials                                          $ 4,952     $ 3,325
        Work-In-Process                                            658         807
        Finished Goods                                           6,091      12,761
                                                               -------     -------
                                                               $11,701     $16,893
                                                               =======     =======

    If the first-in, first-out (FIFO) method had been used at June 30, 1995 and 1994, inventories would have been lower by $698,000 and $1,527,000, respectively, primarily as a result of declining costs of certain raw materials subsequent to the adoption of the LIFO method. The LIFO inventory adjustment was determined on an overall basis and, accordingly, each class of inventory reflects an allocation based on FIFO amounts.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income. Preoperating and start-up costs incurred in connection with the construction of major new manufacturing facilities are capitalized until such facilities become operational. These costs are then amortized over a five-year period. Preoperating and start-up costs are included in Other Assets.

    Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1995, $326,000 of interest cost was capitalized. No interest was capitalized in 1994 or 1993.

EARNINGS PER SHARE

Earnings per common and common equivalent share are based on the weighted average number of common and common equivalent shares outstanding for the fiscal year. Common equivalent shares include incentive stock options and were calculated using the treasury stock method.

INCOME TAXES

Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and reported the cumulative effect of that accounting change in fiscal 1994. Deferred income taxes are provided to reflect temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using presently enacted tax rates.

SUPPLEMENTAL CASH FLOWS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Supplemental cash flow amounts were as follows:

                                                          (In thousands)
                                                             June 30,
                                                    1995       1994       1993
                                                   ------     ------     ------
    Interest paid                                  $  436     $  193     $1,551
    Income taxes paid                              $5,588     $7,130     $5,669

    In March 1994, the Company sold operating assets of a discontinued subsidiary in exchange for $5,378,000 of convertible preferred stock. In April 1995, the Company received cash proceeds in full from the redemption of this convertible preferred stock.

- --------------------------------------------------------------------------------

                               ELCOR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

LONG-TERM DEBT

Effective October 31, 1994, the Company amended its unsecured loan agreement (Facility) to provide up to $50,000,000 of primary credit, including up to a maximum of $5,000,000 in letters of credit, through October 31, 1997 with a provision for annual extensions upon approval of the lender. At June 30, 1995, letters of credit totaling $2,282,000 were outstanding.

    Borrowings under the Facility bear interest at (1) the higher of the federal funds rate plus .5% or the lender's prime rate, or (2) at the Company's option, LIBOR, in each case plus specified basis points based on the ratio of the Company's total indebtedness to total capital. The Facility also provides for a commitment fee on the average unused portion of the line and is also based on the ratio of the Company's total indebtedness to total capital. Based on current financial ratios, the LIBOR borrowing rate is LIBOR plus .625% and the commitment fee is .25% of the average unused portion of the line.

    The agreement, among other things, limits the sale or pledging of assets of subsidiaries involved in manufacturing asphalt roofing products, and requires maintenance of specified current ratios, capitalization ratios and cash flow levels. Dividend payments and stock repurchases are limited to certain specified levels providing no default or event of default would occur. At June 30, 1995, total cumulative dividend payments and stock repurchased since July 1, 1993 could not have exceeded $18,506,000. Actual expenditures for these items as of June 30, 1995 were $1,360,000.

SHAREHOLDERS' EQUITY

Authorized common stock, par value $1.00, is 50,000,000 shares, of which 8,802,066 shares were issued at June 30, 1995 and 8,785,711 were issued at June 30, 1994. The Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock, without par value, in one or more series and to determine the rights, preferences, and restrictions applicable to each series. No preferred stock has been issued.

    On June 23, 1993, the Company issued 1,150,000 shares of common stock in a public offering, receiving net proceeds of $30,350,000 primarily for use in construction of a new roofing plant in California.

SHAREHOLDER RIGHTS PLAN

On June 28, 1988, the Company's Board of Directors declared a dividend distribution of one Series A Preferred Stock Purchase Right (the Rights) on each outstanding share of the Company's common stock as of July 8, 1988 and all outstanding shares of common stock issued thereafter, pursuant to the terms and conditions of the Plan. The Rights, which will expire on July 8, 1998, will have no voting power. Each Right will entitle the holder to buy one-hundredth of a share of a new series of nonvoting preferred stock at an exercise price of $50.

    On January 30, 1991, the Company's Board of Directors amended the Plan. As amended, if certain events occur, Rights "flip-in" and entitle holders to buy Elcor common stock at one-half market value or "flip-over" and entitle holders to buy common stock in an acquiring entity at one-half market value. This amendment reduces the threshold of beneficial ownership at which the Rights separate from the common stock and flip-in, provides an exchange option provision, and makes certain other modifications. The Rights will separate from the associated shares of common stock and a flip-in event will now occur if a person acquires 15% or more of the common stock of Elcor. Prior to the amendment, the Rights did not separate from the common stock until a person acquired 20% or more of the common stock of Elcor and, absent the occurrence of other flip-in events, a flip-in event did not occur until a person acquired 30% or more of the common stock of Elcor.

    The exchange option provides that, at any time after any person becomes the beneficial owner of 15% or more of the common stock and prior to the acquisition by such person of 50% or more of the common stock, the Company's Board of Directors may exchange the Rights (other than Rights owned by such person) at an exchange ratio of one share of common stock per Right.

    On December 5, 1991 the Rights Plan was amended to increase the threshold of certain specified shareholders' permitted beneficial ownership from 15% to 20% of the outstanding shares of common stock before triggering the provisions of the Plan. The certain specified shareholders affected by this amendment are limited to certain institutions holding stock for the benefit of third parties or in customer or fiduciary accounts in the ordinary course of business so long as such shares are acquired without the purpose or effect of changing or influencing control of the Company.

EMPLOYEE BENEFIT PLANS

The Company's Incentive Stock Option Plan Provides for the granting of incentive and non-qualified stock options to officers and key employees of the Company for purchase of the Company's common stock.

    Information relating to options is as follows:

                                                   Number        Option Price
                                                  of Shares     Range per Share
                                                  ---------     ---------------
    Outstanding at June 30, 1993                   387,683      $ 4.38 - $14.00
      Granted                                       52,530      $20.00 - $24.13
      Cancelled                                     (2,567)     $ 8.75 - $24.13
      Exercised                                   (136,570)     $ 4.38 - $24.13
                                                  --------
    Outstanding at June 30, 1994                   301,076      $ 6.00 - $24.13
      Granted                                       57,195      $17.25 - $19.88
      Cancelled                                     (4,886)     $ 7.00 - $24.13
      Exercised                                    (35,546)     $ 6.00 - $12.13
                                                  --------
    Outstanding at June 30, 1995                   317,839      $ 6.00 - $24.13
                                                  ========

    At June 30, 1995 and 1994, 106,089 and 80,538 shares were exercisable, respectively. A total of 435,305 and 492,500 shares were reserved for future grants at June 30, 1995 and 1994, respectively.

    The Company's Employee Stock Ownership Plan (ESOP) became effective January 1, 1981. Under the Plan, the Company contributes a percentage of each participant's annual compensation into a trust, either as treasury stock contributions or cash, which is then used to purchase Elcor common stock. Employees vest 20% after three years of employment and 20% per year thereafter, with the stock distributed at retirement, death, disability, or as authorized by the Plan Administrative Committee. Effective January 1, 1990, the Company established an Employee Savings Plan under Internal Revenue Code section 401(k). All employees, except those covered by plans established through collective bargaining, are eligible for participation. Under this Plan, the Company contributes a percentage of each participant's annual compensation into a Plan to be invested among various defined alternatives at the participants' direction. Vesting of Company contributions is in accordance with the same schedule as that of the ESOP.

    The Board of Directors has authorized total contributions of 4.6% of each participant's annual compensation, as defined, including forfeitures, split equally between the ESOP and 401(k) Plans. Total contributions charged to expense for these Plans were $839,000, $973,000 and $926,000 in 1995,1994 and
1993, respectively.

- --------------------------------------------------------------------------------
22

- --------------------------------------------------------------------------------

    The Company has a Stock/Loan Plan which allows certain key employees to borrow an amount, based on a percentage of their salaries and the performance of their operating units, for the purpose of purchasing the Company's common stock. Under the Stock/Loan Plan, the loans, which are unsecured and noninterest-bearing, are forgiven and amortized as compensation over five years of continuing service with the Company. If employment is terminated for any reason except death, disability or retirement, the balance of the loan becomes due and payable. Loans outstanding at June 30, 1995 and 1994 totaling $1,315,000 and $1,408,000, respectively, are included in Other Assets.

COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease certain office space, facilities, and equipment under operating leases, expiring on various dates through 2000. Total rental expense was $1,117,000 in 1995, $1,032,000 in 1994, and $960,000 in 1993.
At June 30, 1995, future minimum rental commitments under noncancellable operating leases, payable over the remaining lives of the leases, are:

                                                      (In thousands)
                                                      Minimum Rental
       Fiscal Year                                     Commitments
       -----------                                    --------------
          1996                                            $  985
          1997                                               919
          1998                                               869
          1999                                               577
          2000                                                12
        Thereafter                                            --
                                                          ------
          Total                                           $3,362
                                                          ======

    The Company provides certain warranties for its products which are generally limited to the products being free from defect in materials or workmanship or meeting agreed-upon manufacturing and material specifications. During 1995, 1994, and 1993 the Company recorded expenses of approximately $1,462,000, $1,441,000 and $2,672,000, respectively, in warranty claim settlements. The Company has established reserves for estimated probable future claims in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies."

    On February 8, 1994, a wholly owned subsidiary, Elk Corporation of Dallas ("Elk"), was granted a design patent covering the ornamental aspects of its High Definition and Raised Profile shingles. On December 6, 1994, Elk was granted a utility patent on the functional aspects of the High Definition and Raised Profile shingles. Elk has sued GAF Building Materials Corporation and related GAF entities (collectively "GAF") in federal court for infringement of both its design patent and its utility patent. In the design patent case, Elk seeks to recover as damages the total profit that GAF has made from sale of the infringing shingles. In the utility patent case, Elk seeks to recover as damages a reasonable royalty. In both cases, Elk seeks a permanent injunction prohibiting GAF from making or selling its infringing shingles.

    GAF has asserted claims against Elk seeking declaratory judgment that the Elk patents are not infringed and are either invalid or unenforceable. GAF has also asserted claims for unfair competition, violation of the Lanham Act, and fraud, generally alleging damages of not less than $25 million. Elk disputes GAF's claims, and management intends vigorously to defend itself against these claims and to enforce its intellectual property rights.

The Company and its subsidiaries are involved in other legal actions and claims arising in the ordinary course of business. Based on advice from legal counsel, management believes such litigation and claims will be resolved without material effect on the consolidated financial statements.

    On December 1, 1985, the Company became self-insured for its products and completed operations liability exposure because the cost of insurance for such risks was believed to be excessive for the coverage to be provided. Reserves for estimated potential losses of this type have been established.

    The Company's operations are subject to extensive federal, state and local laws and regulations relating to environmental matters. Although the Company does not believe it will be required to expend amounts which will have a material adverse affect on the Company's consolidated financial position or results of operations by reason of environmental laws and regulations, such laws and regulations are frequently changed and could result in significantly increased cost of compliance. Further, certain of the Company's industrial products operations utilize hazardous materials in their production processes. As a result, the Company incurs costs for remediation activities at its facilities from time to time. The Company establishes and maintains reserves for such remediation activities, when appropriate, in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies."

DISCONTINUED OPERATIONS

On March 31, 1994, the Company completed the sale of substantially all operating assets of its solid waste baler manufacturing subsidiary. The Company retained the real property of the subsidiary, which is being held for sale. At June 30, 1995, noncurrent assets of discontinued operations include $531,000 of assets relating to the discontinued solid waste baler manufacturing business and $6,644,000 relating to previously discontinued business segments. At June 30, 1994, the comparable balances were $536,000 for the discontinued solid waste baler manufacturing business and $6,694,000 for previously discontinued segments.

INVESTMENTS

In March 1994, the Company sold substantially all operating assets of its solid waste baler manufacturing subsidiary in exchange for $5,378,000 of convertible preferred stock of Amdura Corporation. On April 24, 1995, these securities were sold pursuant to a tender offer by another company for Amdura Corporation's common stock. There was no gain or loss to the Company on the sale of these securities.

ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                            (In thousands)
                                                               June 30,
                                                          -------------------
                                                           1995        1994
                                                          -------     -------
Product warranty reserves                                 $ 2,278     $ 2,789
Self-insurance reserves                                     1,747       1,381
Compensation and employee benefits                          2,715       3,502
State franchise taxes                                         711         847
All other                                                   3,097       3,859
                                                          -------     -------
                                                          $10,548     $12,378
                                                          =======     =======

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

INCOME TAXES

Effective July 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this change in accounting for income taxes was an increase in earnings of $668,000 in fiscal 1994.

    The statutory federal tax rate was 35% for fiscal years 1995 and 1994 and 34% for fiscal year 1993. The Company's effective tax rate was 37.5% in 1995, 37.8% in 1994 and 38.3% in 1993.

    The difference between the federal statutory tax rate and the effective tax rate is reconciled as follows:

                                                            1995     1994     1993
                                                            -----    -----    -----
    Federal statutory tax rate                              35.0%    35.0%    34.0%
    Increase (decrease) in tax rate resulting from:
        State income taxes, net of federal tax effect        2.5%     3.5%     4.1%
        Miscellaneous items                                    --     (.7%)     .2%
                                                            -----    -----    -----
                                                            37.5%    37.8%    38.3%
                                                            =====    =====    =====

    Components of the income tax provisions consist of the following:

                                                               (In thousands)
                                                          1995      1994      1993
                                                         ------    ------    ------
    Federal:
      Current                                            $2,302    $6,823    $4,824
      Deferred, net                                       2,845       528     2,835
    State                                                   576     1,214     1,502
                                                         ------    ------    ------
                                                         $5,723    $8,565    $9,161
                                                         ======    ======    ======

    The current tax provision represents estimated taxes to be paid for those years. The offsetting income tax benefit resulting from the utilization of the operating loss carryforwards in 1993 is reported as an extraordinary item in the Consolidated Statement of Operations.

    The significant components of the Company's deferred tax assets and liabilities are summarized below:

                                                                      (In thousands)
                                                                         June 30,
                                                                     -----------------
                                                                      1995       1994
                                                                     -------    ------
Deferred tax assets:
  Accrued liabilities, difference in expense recognition             $ 1,963    $2,313
  Receivables, bad debt reserve                                          186       319
  Discontinued asset writedowns                                          292       292
                                                                     -------    ------
                                                                       2,441     2,924
                                                                     -------    ------
Deferred tax liabilities:
  Fixed assets, primarily depreciation method differences              2,050     1,587
  Deferred preoperating costs                                          1,926        --
  Other                                                                   49        76
                                                                     -------    ------
                                                                       4,025     1,663
                                                                     -------    ------
Net deferred tax asset (liability)                                   $(1,584)   $1,261
                                                                     =======    ======

    Prior to the change in accounting methods, the deferred tax provision resulted from timing differences relating to the following:

                                                                          (In thousands)
                                                                               1993
                                                                          --------------
State franchise taxes                                                         $ (322)
Product warranty reserve                                                         345
Self-insurance reserves                                                         (189)
Depreciation                                                                    (357)
Other items                                                                       70
                                                                              ------
Deferred provision before credits                                               (453)
General business credits and operating loss carryforwards                      3,288
                                                                              ------
Deferred provision, net                                                       $2,835
                                                                              ======

QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED)

See page 13 for schedule containing the Quarterly Summary of Operations.

FINANCIAL INFORMATION BY COMPANY SEGMENTS

                                                           (In thousands)
                                                    1995        1994        1993
                                                  --------    --------    --------
SALES
Roofing products                                  $138,991    $139,735    $137,611
Industrial products                                 19,960      17,198      24,152
Corporate and eliminations                             110          98        (332)
                                                  --------    --------    --------
                                                  $159,061    $157,031    $161,431
                                                  ========    ========    ========
OPERATING PROFIT (LOSS)
Roofing products                                  $ 18,015    $ 31,415    $ 29,335
Industrial products                                  2,099      (2,804)       (307)
Corporate and other                                 (4,955)     (4,075)     (2,838)
                                                  --------    --------    --------
                                                    15,159      24,536      26,190
Interest and dividend income (expense), net            122         404      (1,352)
                                                  --------    --------    --------
Income before income taxes                        $ 15,281    $ 24,940    $ 24,838
                                                  ========    ========    ========
IDENTIFIABLE ASSETS(1)
Roofing products                                  $112,145    $ 75,849    $ 43,804
Industrial products                                  8,256       9,103      10,350
Corporate                                            9,557      15,422      21,580
Discontinued operations                              7,175       7,859      14,003
                                                  --------    --------    --------
                                                  $137,133    $108,233    $ 89,737
                                                  ========    ========    ========
DEPRECIATION AND AMORTIZATION
Roofing products                                  $  2,440    $  3,050    $  2,961
Industry products                                      981       1,009       1,115
Corporate                                              182         153         141
                                                  --------    --------    --------
                                                  $  3,603    $  4,212    $  4,217
                                                  ========    ========    ========
CAPITAL EXPENDITURES
Roofing products                                  $ 41,939    $ 16,614    $  2,276
Industrial products                                    322         363         810
Corporate                                              127         204         148
                                                  --------    --------    --------
                                                  $ 42,388    $ 17,181    $  3,234
                                                  ========    ========    ========

(1) Consists principally of cash and cash equivalents, trade receivables, inventories, and net property, plant and equipment.


- --------------------------------------------------------------------------------
24

                                                                    PRINCIPAL
                                                                    OPERATING                   SHAREHOLDER
          DIRECTORS                    OFFICERS                   SUBSIDIARIES                  INFORMATION
- --------------------------------------------------------------------------------------------------------------------
ROY E. CAMPBELL(1)           ROY E. CAMPBELL              ROOFING PRODUCTS             STOCK EXCHANGES
Chairman of the Board,       Chairman, President and      ELK CORPORATION              Elcor Corporation's common
President and                Chief Executive Officer      OF DALLAS                    stock is listed on The New
Chief Executive Officer                                   HAROLD K. WORK               York Stock Exchange, and is
Elcor Corporation            RICHARD J. ROSEBERY          President and                also traded on the Boston,
Dallas, Texas                Executive Vice President,    Chief Executive Officer      Midwest, Philadelphia and
                             Treasurer                                                 Toronto Stock Exchanges.
F. H. CALLAWAY(1)(3)         Chief Administrative and     INDUSTRIAL PRODUCTS          Ticker Symbol -- ELK
Partner, Callaway            Financial Officer
Oil & Gas Co.                                             CHROMIUM CORPORATION         TRANSFER AGENT AND REGISTRAR
(Oil and gas exploration     HAROLD K. WORK               MICHAEL G. TATSCH            Chemical Shareholder Services
and production)              Executive Vice President     President and                Group, Inc.
Midland, Texas                                            Chief Executive Officer      450 West 33rd Street, 8th
                             LEONARD R. HARRAL                                         Floor
JAMES E. HALL(2)(3)          Vice President and           OEL, LTD.                    New York, NY 10001
President                    Chief Accounting Officer     ARTHUR R. LAENGRICH          1-800-635-9270
Chaparral Cars, Inc.                                      President and
and Manager                  DAVID G. SISLER              Chief Executive Officer      AUDITORS
Condor Operating Company     Vice President,                                           Arthur Andersen LLP
(Independent oil operator)   General Counsel                                           901 Main Street, Suite 5600
Midland, Texas               and Secretary                                             Dallas, TX 75202
                                                                                       FORM 10-K REPORT
ROBERT M. LEIBROCK           JAMES J. WAIBEL                                           Elcor Corporation will
(1)(2)                       Vice President                                            furnish to any shareholder,
Partner, Amerind Oil Co.     Administration                                            without charge, a copy of its
(Oil and gas exploration                                                               Form 10-K Report, as filed
and production)              THOMAS W. CAVE                                            with the Securities and
Midland, Texas               Controller                                                Exchange Commission. Written
                                                                                       requests should be directed
W. F. ORTLOFF(1)(3)          RAUL G. HOLGUIN                                           to Richard J. Rosebery,
Midland, Texas               Assistant Vice President                                  Executive Vice President, at
                             Management Information                                    the following address:
PHIL SIMPSON(2)              Systems
Chairman of the Board,                                                                 CORPORATE OFFICE
President and                                                                          Elcor Corporation
Chief Executive Officer                                                                Wellington Centre, Suite 1000
Republic Gypsum Company and                                                            14643 Dallas Parkway
Republic Paperboard Company                                                            Dallas, TX 75240-8871
Dallas, Texas                                                                          (214) 851-0500
                                                                                       ANNUAL MEETING
                                                                                       The next annual meeting of
                                                                                       shareholders will be held on
                                                                                       Tuesday, October 24, 1995, at
                                                                                       10:00 a.m. in the Derrick
                                                                                       Room of the Midland Petroleum
                                                                                       Club, 501 W. Wall Street,
                                                                                       Midland, Texas.
                                                                                       This Annual Report is
                                                                                       submitted for the general
                                                                                       information of the
                                                                                       shareholders of Elcor
                                                                                       Corporation and is not
                                                                                       intended for use in
                                                                                       connection with any sale or
                                                                                       purchase of, or as an offer
                                                                                       or solicitation of offers to
                                                                                       buy or sell, any securities.

- ---------------

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee


Design:   Creative Design Board, Chicago IL
Printing: Colotone Riverside, Inc., Dallas, TX
- --------------------------------------------------------------------------------

                                  [PICTURE]




ELCOR


WELLINGTON CENTRE
Suite 1000
14643 Dallas Parkway
Dallas, Texas 75240-8871